Filer: Lakeland Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Lakeland Bancorp, Inc.
Commission File No.: 000-17820

FINANCIAL HIGHLIGHTS

(in thousands except per share data)

	For the Three Months Ended
	3/31/2003	3/31/2002

Earnings per share:
Basic	$0.25	$0.23
Diluted	$0.25	$0.22
Book value at period end	$6.51	$6.04
Cash dividend	$0.095	$0.086
Closing stock price	$15.90	$16.82
Return on Assets	1.17%	1.24%
Return on Equity	15.84%	15.13%
Leverage capital ratio	6.95%	7.82%
Total risk based capital ratio	12.21%	13.34%

Income Statement	3/31/2003	3/31/2002

Net interest income	$12,310	$11,195
Provision for loan losses	(750)	(750)
Noninterest Income	2,314	2,151
Gain on sale of securities	265	74
Noninterest Expense	(8,967)	(7,974)

Pretax Income	5,172	4,696
Tax Expense	(1,629)	(1,455)

Net Income	$3,543	$3,241

Balance sheet	3/31/2003	3/31/2002

Loans	$726,128	$626,583
Allowance for loan losses	18,629	8,858
Investment securities	419,826	349,687
Total assets	1,261,745	1,077,210
Deposits	1,118,091	937,054
Stockholders’ equity	92,469	86,820

DEAR SHAREHOLDER,

We are pleased to report first quarter Net Income of $3.5 million, up from $3.2 million for the same period last year. Earnings per share increased 14% to $0.25 per diluted share, compared to $0.22 reported in the first quarter last year. Return on Average Assets for the first quarter was 1.17% and Return on Average Equity was 15.84%.

The Board also announced a quarterly cash dividend of $0.095 per share. The dividend will be paid on May 15, 2003 to holders of record April 30, 2003.

Assets increased by $54.6 million, or 5% for the first three months of 2003. Deposits grew $59.0 million or 6%, as we continue to see the benefits of the expansion of the branch network. Loans increased by $7.5 million, primarily in the commercial loan area.

The Board is also extremely pleased to announce that Lakeland Bancorp has entered into an agreement to purchase CSB Financial Corp., the holding company for Community State Bank (CSB). CSB is a $140 million commercial bank headquartered in Teaneck, NJ with branches in Teaneck, Hackensack, Englewood and Park Ridge. The acquisition provides Lakeland Bank an excellent opportunity to expand our Bergen County presence, enhancing and supporting our current office in Wyckoff. The deal is subjec to regulatory approval and is expected to close this fall.

We continue to thank our customers, shareholders, directors and employees for all their support.

VERY TRULY YOURS,

ROGER BOSMA President and Chief Executive Officer

The Company plans to file a Registration Statement on SEC Form S-4 in connection with the pending merger and the parties expect to mail a Proxy Statement/Prospectus to CSB Financial Corp.’s shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CSB FINANCIAL CORP., COMMUNITY STATE BANK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, the Company files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by the Company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. The Company’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. CSB Financial Corp., its directors, executive officers and certain members of management and employees may be soliciting proxies from CSB Financial Corp’s stockholders in favor of the adoption of the merger agreement. A description of any interests that CSB Financial Corp.’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

BOARD OF DIRECTORS

Lakeland Bancorp, Inc.

John W. Fredericks,* Chairman, Fredericks Fuel and Heating Service

Robert B. Nicholson,* Chairman, Eastern Propane Corp.

Roger Bosma,* President and CEO, Lakeland Bancorp

Bruce G. Bohuny,* President, Chelesa Group LLC

Mary Ann Deacon,* Secretary and Treasurer, Deacon Homes, Inc.

Mark J. Fredericks,* President, Keil Oil Inc. & Fredericks Fuel and Heating Service

George H. Guptill, Jr., President, Franklin Mutual Insurance Co.

Paul P. Lubertazzi,* Former Chairman, President, CEO, Metropolitan State Bank

Joseph O’Dowd,* President, O’Dowd Advertising

Charles L. Tice, Retired, Selected Risks Insurance Co.

Stephen R. Tilton, Sr., Chairman and CEO, Tilton Securities LLC

Arthur L. Zande,* Former President, Lakeland Bank

DIRECTORS EMERITUS

John Pier

Albert S. Riggs

*Also member Lakeland Bank Board

OFFICERS

Lakeland Bancorp, Inc.

John W. Fredericks, Chairman of the Board

Robert B. Nicholson, Vice Chairman of the Board

Roger Bosma, President and CEO

Bruce G. Bohuny, Senior Vice President and Secretary

Jeffrey J. Buonforte, Executive Vice President and Chief Retail Officer

Joseph F. Hurley, Executive Vice President and Chief Financial Officer

Louis Luddecke, Executive Vice President and Chief Operations Officer

James R. Noonan, Senior Vice President and Chief Credit Officer

Steven Schachtel, President, Lakeland Bank Equipment Leasing Division

Robert A. Vandenbergh, Executive Vice President and Chief Loan Officer

LAKELAND BANK OFFICES

Headquarters:

Oak Ridge, NJ

Andover

Bloomingdale

Boonton

Branchville

Bristol Glen

Butler

Butler/Carey Ave.

Byram/Stanhope

Cedar Crest

Fairfield

Frankford

Franklin

Hampton

Haskell

Hewitt

Lafayette

Little Falls

Milton

Montville

Newfoundland

Newton

Pompton Plains

Ringwood

Rockaway

Sparta

Sparta Downtown

Stillwater

Sussex/Wantage

Vernon

Wanaque

Wantage

West Milford

Wharton

Wyckoff

ATMs at all locations

Other ATM locations:

Wantage A&P, Sussex County Community College, and two machines at Mountain Creek.

        MARCH 31, 2003

Report to Shareholders